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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 22, 2006

DAYBREAK OIL AND GAS, INC.
(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017 Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 8.01 OTHER EVENTS

On September 22, 2006, Daybreak Oil and Gas, Inc. finalized an agreement with Strike Oil and Minerals, Corp. of Georgetown, Texas, to purchase their direct interests in the Tuscaloosa Oil and Gas Project located in Northeastern Louisiana. Daybreak will acquire an additional eight percent (8%) interest in the F Prospect and seven (8%) interest in the pipeline serving the F prospect. Daybreak will also acquire an additional seven percent (7%) in all other prospects in the Tuscaloosa Project.

Daybreak is paying $209,919 in cash and 72,500 shares of restricted common stock according to the agreement. Daybreak will receive all of the oil and gas production revenue from the F-1 Well that was earned by Strike Oil and Minerals from June 17, 2006, when the F-1 well started to produce.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

d) Exhibits:

10.1   Sale Agreement for Strike Oil & Minerals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Daybreak Oil and Gas, Inc.

/s/ Terrence J. Dunne

By:_____

Terrence J. Dunne, Chief Financial Officer

Date: September 28, 2006

Exhibit 10.1

SALE AGREEMENT

THIS AGREEMENT MADE BY AND BETWEEN STRIKE OIL AND MINERALS, CORP., herein represented by Thomas W. Swinbank, its duly authorized President, hereinafter referred to as "SELLER," and DAYBREAK OIL AND GAS, INC., a Washington Corporation, herein represented by Robert N. Martin, its duly authorized President, hereinafter referred to as "PURCHASER,"

W I T N E S S E T H :

WHEREAS, SELLER and PURCHASER each own equitable interests in certain leasehold estates and personal property identified and set forth in that certain Chicago Mill Prospect Operating Agreement dated October 24, 2005, described with particularity on Exhibit "A," attached hereto and by this reference incorporated herein; and

WHEREAS, both SELLER and PURCHASER participated in the drilling of a well known as the Tensas River Farms F-l Well which has been completed as a commercial producer; and

WHEREAS, SELLER now wishes to sell and PURCHASER wishes to purchase all of SELLER'S right, title and interest in and to the aforementioned leasehold estate and rights under the above-referenced Operating Agreement, along with SELLER'S interest in the referred to producing well, together with all related surface equipment, storage and pipeline gathering facilities as described on Exhibit "B" attached hereto and by this reference incorporated herein.

THEREFORE, KNOW ALL MEN BY THESE PRESENTS that SELLER does hereby sell, convey and assign unto PURCHASER any and all right, title and interest owned by SELLER in certain leasehold estates and identified and set forth under that certain Operating Agreement dated October 24, 2005, and further described on Exhibit "A" hereto, together with all of SELLER'S interest in and to the Tensas River Farms F-l Well and all related surface equipment, storage and pipeline gathering facilities described on Exhibit "B" hereto.

1. The purchase price which PURCHASER shall pay to SELLER shall be $175,000.00 in cash, plus 72,500 restricted common shares of PURCHASER, such common shares to have a deemed value of $1.00 per share.

2. SELLER does represent, covenant and warranty to PURCHASER that it is in compliance with the terms and conditions of and has made all payments required under the Chicago Mill Operating Agreement dated October 24, 2005, and which agreement is applicable to the mineral leasehold estates assigned herein.

3. The effective date of this sale and assignment shall be June 17, 2006. It being understood by and between the parties herein that PURCHASER shall be entitled to any and all proceeds of SELLER'S share of all production from the Tensas River Farms F-l Well from first production. As additional consideration for the sale and assignment of SELLER'S interests as set forth herein, PURCHASER has paid an outstanding AFE obligation previously owed by

SELLER to Jerry P. Ogden, the operator, under the terms of the Operating Agreement referred to in the preceding paragraph in the amount of $34,919.00. Said payment of the above-referenced AFE obligation is in addition to the sales price as set forth above.

4. For purposes of this agreement, it is understood that the cash portion of the purchase price shall be allocated as follows:

Equipment (in place relative to the Jerry P. Ogden

Tensas River Farms F-l Well	$ 15,000.00
Mineral Leasehold interest	$ 160,000.00
TOTAL	$ 175,000.00

All remaining consideration paid hereunder shall be attributed to the mineral leasehold interests.

5. By and through the execution of this agreement, both SELLER and PURCHASER authorize Sam L. Pfiester, Trustee, the present record owner of the mineral leasehold interest described on Exhibit "A," to execute any required production assignment(s) (which shall be recorded in Tensas Parish, Louisiana) in a manner which will set forth PURCHASER as the owner of the equitable interest of SELLER in said properties. Furthermore, the execution of this agreement by SELLER and PURCHASER shall also be considered as authority for Sam L. Pfiester, Trustee, and Jerry P. Ogden to consider PURCHASER as the owner of SELLER'S interest in the mineral leasehold interest referenced on Exhibit "A," and that any and all subsequent AFE's or other documentation prepared with regard to lease maintenance and/or further exploration and development shall be directed to PURCHASER in the place and stead of SELLER.

6. The directors of each party to this Agreement have met and have unanimously adopted the resolution approving this Agreement, authorizing its execution, and directing the officers to fulfill the corporation's obligations hereunder.

7. As a material inducement to cause the PURCHASER to enter into this Agreement, the SELLER hereby represents and warrants to the PURCHASER herein that the following statements are true and correct on the date hereof, and will be true and correct on the closing date as though made on such date.

a. Good Title. PURCHASER is the owner of all right, title and interest of certain leasehold estates under the above-referenced Operating Agreement dated October 24, 2005, free and clear of all liens, claims or encumbrances, and subject to no contracts or agreements and it has the right to sell and assign said interest to the Purchaser.

b. Disclosure. Neither this Agreement nor the Exhibits annexed contain any untrue statement of any material fact or omit to state any material fact required to be stated or necessary in order to make the statements made with respect to SELLER not misleading.

        c.   Prior Agreements. SELLER warrants that there are no prior enforceable agreements, either written or oral by and between the SELLER and any other third party in contravention of this Agreement.

        8.   This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein, which alone fully and completely express their agreement, and the same is entered into after full investigation, neither party relying on any statement or representation, not embodied in this agreement, made by the other. This agreement may not be modified or terminated orally and no modification, termination, or attempted waiver shall be valid unless in writing and signed by the party against whom the same is sought to be enforced.

        9.   The provisions of this agreement shall be interpreted and enforced in accordance with the laws of the State of Washington, and venue shall lie in Spokane County. If a court of competent jurisdiction rules invalid or unenforceable any provisions of this agreement, the remainder shall nevertheless be given full force and effect. The captions are for convenience and reference only, and they shall not define, limit or construe the contents of any provision. Except where the context indicates otherwise, words in the singular number shall include the plural, and vice versa, and words in the masculine, feminine, or neuter gender shall include each other gender as well.

        10.   This agreement shall be binding upon and inure to the benefit of the parties, their heirs, legal representative, successors and assigns.

        11.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be one and the same instrument.

THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

THUS DONE AND PASSED by STRIKE OIL AND MINERALS, CORP., in the presence of the undersigned competent witnesses, and me, a Notary Public duly commissioned and qualified in and for _Williamson_ County, _Texas_, on this 22ⁿᵈ day of _September_, 2006.

STRIKE OIL AND MINERALS, CORP.

BY: _Thomas W. Swinbank_

THOMAS W. SWINBANK

LouAnn White
NOTARY PUBLIC
Printed Name: _LouAnn White_
Notary/Bar Roll No._____



LOUANN WHITE
MY COMMISSION EXPIRES
October 26, 2009

THUS DONE AND PASSED by DAYBREAK OIL AND GAS, INC., in the presence of the undersigned competent witnesses, and me, a Notary Public duly commissioned and qualified in and for Spokane County, State of Washington, on this 21ˢᵗ day of _SEPTEMBER_, 2006. DAYBREAK OIL AND GAS, INC.

BY: _____

ROBERET N. MARTIN

Carol A. Oyler
NOTARY PUBLIC
Printed Name: _Carol A. Oyler_
Notary/Bar Roll No. _105165_

